UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 28, 2006

SHANGHAI CENTURY ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands
(State or Other Jurisdiction of Incorporation
Suite 1002, 10th Floor 34 Lyndhurst Terrace Central, Hong Kong SAR China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	[ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:	[ ] Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):	n/a

Item 1.01	Entry into a Material Definitive Agreement

On April 28, 2006, the registrant entered into the agreements set forth below. The form of each agreement was filed as an exhibit to the registrant’s registration statement on Form F-1 (333-130260) and the agreements entered into were substantially identical to the last form of each agreement filed as on exhibit to the registration statement, as amended.

Unit Purchase Option Agreement

The registrant entered into a Unit Purchase Option Agreement with I-Bankers Securities Incorporated, WR Hambrecht + Co and Ladenburg Thalmann & Co. Inc. (the “Representatives”) where the registrant agreed to sell to the Representatives, for $100, an option to purchase up to a total of 1,000,000 units. The units issuable upon exercise of this option are identical to those offered by the registrant in its initial public offering, which was consummated on April 28, 2006 (the “IPO”) except that the exercise price of the redeemable warrants will be $7.50 per share. This option is exercisable at $10.00 per unit commencing on the later of the consummation of a business combination or April 25, 2007 and expiring April 25, 2011. The option may not be sold, transferred, assigned, pledged or hypothecated for a period of one hundred eighty days from the effective date of the registrant’s registration statement except to officers and partners of the Representatives and members of the selling group and or their officers and partners. The option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from April 25, 2006 with respect to the registration under the Securities Act of 1933, as amended, of the securities directly and indirectly issuable upon exercise of the option. The registrant will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a share dividend, or the registrant’s recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of ordinary shares, preferred shares or other securities at a price below its exercise price.

Warrant Agreement

The registrant issued redeemable warrants in the IPO. The redeemable warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the registrant. A description of the redeemable warrants is contained in the registrant’s registration statement related to the IPO.

Investment Management Trust Agreement

The registrant entered into an Investment Management Trust Agreement with Continental Stock Transfer & Trust Company. Pursuant to this agreement $109,250,000 of the proceeds from the IPO (including $3,300,000 attributable to deferred underwriting compensation) were placed in a trust account at JP Morgan Chase NY Bank maintained by Continental Stock Transfer & Trust Company. Other than one-half of the interest income, which may be released to the registrant each calendar quarter to fund working capital and general corporate requirements, the proceeds will not be released until the earlier of the completion of a business combination involving the registrant or the liquidation of the registrant.

Share Escrow Agreement

The registrant entered into a Share Escrow Agreement with Continental Stock Transfer & Trust Company and all of the holders of the registrant’s ordinary shares prior to the IPO. Pursuant to this agreement, all of the shares of the registrant’s ordinary shares outstanding prior to April 24, 2006 were placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until the earliest of:

•	six months after the consummation of a business combination with respect to 20% of the ordinary shares held in the escrow account;

•	April 24, 2009 with respect to the remaining 80% of the shares held in the escrow account; or

•

the consummation of a liquidation, merger, stock exchange or other similar transaction that results in all of the registrant’s shareholders having the right to exchange their ordinary shares for cash, securities or other property subsequent to the registrant’s consummating a business combination with a target business.

During the escrow period, the holders of these shares will not be able to sell or transfer their shares except to their spouses and children, trusts or family partnerships established for their benefit, or to a transferee that does not affect beneficial ownership, but will retain all other rights as the registrant’s shareholders, including, without limitation, the right to vote their ordinary shares and the right to receive cash dividends, if declared. If dividends are declared and payable in ordinary shares, such dividends will also be placed in escrow. If the registrant is unable to effect a business combination and liquidate, none of the registrant’s existing shareholders will receive any portion of the liquidation proceeds with respect to the ordinary shares owned by them prior to April 24, 2006.

Registration Rights Agreement

The registrant entered into a Registration Rights Agreement with holders of its ordinary shares immediately prior to the IPO. The holders of the majority of these shares will be entitled to make up to three demands that the registrant register these shares for resale pursuant to this agreement. The holders of the majority of these shares may elect to exercise these registration rights at any time after the date on which these ordinary shares are released from escrow. In addition, these shareholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these ordinary shares are released from escrow. The registrant will bear the expenses incurred in connection with the filing of any such registration statements.

Letter Agreement

The registrant entered into a Letter Agreement regarding administrative support with FDC Consultants Limited, an affiliate of Mr. Franklin D. Chu, our co-chief executive officer. FDC Consultants Limited has agreed that, commencing on April 24, 2006 through the acquisition of a target business, it will make available to the registrant a small amount of office space and certain office and secretarial services, as the registrant may require from time to time. The registrant has agreed to pay FDC Consultants Limited $7,500 per month for these services

Item 8.01	Other Events

On April 28, 2006, the Company announced the closing of the Company’s initial public offering for 14,375,000 units (including 1,875,000 units subject to the underwriters’ over allotment option, which was exercised in full). Each unit consists of one ordinary share, par value $.0005 and one warrant. The units were sold at an offering price of $8.00, generating gross proceeds to the Company of $115,000,000. I-Bankers Securities Incorporated, WR Hambrecht + Co and Ladenburg Thalmann & Co. Inc. acted as the managing underwriters for the initial public offering. The Company’s units began trading on the American Stock Exchange on Tuesday, April 25, 2006 shortly after the Company’s registration statement was declared effective by the Securities and Exchange Commission. The press release announcing the closing of the initial public offering is attached hereto as Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits.

(a)	Not applicable.
(b)	Not applicable.
(c)	The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description of Exhibit

99.1	Press Release dated May 4, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Shanghai Century Acquisition Corporation

Date: May 4, 2006	By:	/s/ Franklin D. Chu
	Name:	Franklin D. Chu
	Title:	Co-Chief Executive Officer